Exhibit 21

LIST OF SUBSIDIARIES

The Partnership is a member with a 99% interest in JMB/245 Park Avenue Holding Company, LLC, a Delaware limited liability company, which owns a general partnership interest of approximately 0.5% in Brookfield Financial Properties, L.P. formerly known as World Financial Properties, L.P.